Top KingWin Limited

Room 1304, Building No. 25, Tian’an Headquarters Center,

No. 555 North Panyu Avenue, Donghuan Street

Panyu District, Guangzhou, Guangdong Province, China

December 16, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Rucha Pandit and Dietrich King

Re:	Top KingWin Ltd
Registration Statement on Form F-3 Filed November 6, 2024
File No. 333-283030

Dear Rucha Pandit and Dietrich King:

Top KingWin Limited (the “Company”, “WAI,” “we”, “us” or “our”) hereby provide a response to the comments issued in a letter dated November 21, 2024 (the “Staff’s Letter”) regarding the Company’s Form F-3 filed on November 6, 2024 (the “F-3”). Contemporaneously, we are filing an amendment to the F-3 via Edgar (the “Amendment”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amendment, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Registration Statement on Form F-3 Cover Page

1. Please  disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries in China and that this holding company structure involves unique risks to investors. Explain whether the holding company structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company.  Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response: In response to the Staff’s comment, we have added the requested disclosure on the prospectus cover page. In addition, we respectfully advise the Staff that the Company’s holding company structure is not intended to be used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. There is no variable interest entity (“VIE”) structure in the Company’s corporate structure, nor does the Company intend to rely on a VIE structure for its operations in the PRC. The Company indirectly holds 100% equity interests of its subsidiaries in China. As advised by our PRC counsel, Zhejiang T&H Law Firm, as of the date of the prospectus, the operation of Guangdong Tiancheng Jinhui Enterprise Group Co., Ltd., our PRC operating entity, is not subject to the foreign investment restrictions or prohibitions set forth in the “negative list” currently issued by the State Council of the PRC and foreign investors are allowed to hold 100% equity interests of the PRC operating entity.

2. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose the location of your auditor’s headquarters  and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page. Lastly, please include cross- references to the individual risk factors identified on the cover page.

Response: In response to the Staff’s comment, we revised our disclosure accordingly on the prospectus cover page, and in the Prospectus Summary on pages 1 to 5. All cross-references to the individual risk factors are added on the cover page.

3. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

Response: In response to the Staff’s comment, we revised our disclosure accordingly on the prospectus cover page.

4. We note your disclosure on page 32 that all your assets are "located outside of the United States." We also note that all your directors and officers "are residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States." To the extent that you have operations or directors and officers located in Hong Kong, please disclose on the cover page how regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact the company’s ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange.

Response: We respectfully advise the Staff that we have a holding company in Hong Kong, SKY KINGWIN (HK) LIMITED, but no operation of ours or directors and officers of ours are located in Hong Kong. We have included the disclosure on the prospectus cover page to disclose how regulatory actions related to data security or anti-monopoly concerns in Hong Kong may impact our ability to conduct the business, accept foreign investment or list on a U.S./foreign exchange.

5. Please revise here and the section captioned "Our Business" to provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable as well as any tax consequences. Lastly, please provide a cross-reference to the consolidated financial statements.

Response: In response to the Staff’s comment, we revised our disclosure accordingly on the prospectus cover page and in the Prospectus Summary on page 5.

6. Please amend your disclosure here and in the summary of risk factors section to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets.  On the cover page, provide cross-references to these other discussions in the summary of risk factors and risk factors sections.

Response: In response to the Staff’s comment, we revised our disclosure accordingly on the prospectus cover page and in the Summary of Risk Factors in the Prospectus Summary on page 7.

7. Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries or investors. Provide a cross-reference to your discussion of this issue in your summary, summary of risk factors and risk factors sections, as well.

Response: In response to the Staff’s comment, we revised our disclosure accordingly on the prospectus cover page.

8. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.);  alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

Response: We respectfully advise the Staff that we have no such cash management policies. We revised our disclosure accordingly on the prospectus cover page.

Commonly Used Defined Terms, page iii

9. We note that your definition of China and the PRC excludes Hong Kong. Please revise to state here, or in an appropriate discussion of legal and operational risks, that the legal and operational risks associated with operating in China also apply to operations in Hong Kong.

Response: In response to the Staff’s comment, we revised our disclosure accordingly on page iii.

Our Business, page 1

10. Please revise this section to clearly disclose that the company uses a structure that involves subsidiaries in Hong Kong and China and what that entails. Describe how this type of corporate structure may affect investors and the value of their investment, including how and why it may be less effective than direct ownership. Additionally, please identify the entity (including the domicile) in which investors are purchasing their interest and the entity(ies) in which the company's operations are conducted. Lastly, please revise the diagram of the company's organizational structure on page 2 to identify the shareholders and their percentage shareholdings in Top KingWin Ltd.

Response: In response to the Staff’s comment, we added the required disclosure in the Prospectus Summary on pages 1 and 2. We respectfully advise the Staff that there is no VIE structure used in the Company’s corporate structure, nor does the Company intend to rely on a VIE structure for its operations. The Company indirectly holds 100% equity interests of its subsidiaries in China, as reflected in the organizational chart. The Company is a publicly listed entity, making it impractical to identify all shareholders and their respective equity ownership in the Company. As of the date of this response, there are 179,180,431 class A ordinary shares, par value $0.0001 per share, of the Company (“Class A Ordinary Share”) and 3,786,960 class B ordinary shares, par value of $0.0001 per share, of the Company (“Class B Ordinary Share”) issued and outstanding, among which Ruilin Xu, the chief executive officer and chairman of the board of directors of the Company, beneficially holds 480,000 Class A Ordinary Shares and 3,786,960 Class B Ordinary Shares, representing 30% of the total voting power in the Company. Dongliang Mao, a director of the Company, beneficially holds 96,000 Class A Ordinary Shares, representing less than 1% voting power. All other Class A Ordinary Shares are held by non-affiliates of the Company.

11. Please include here a summary of risk factors and disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Lastly, please ensure that each summary risk factor related to your operations in China is accompanied by a cross-reference (title and page) to the relevant individual detailed risk factor.

Response: In response to the Staff’s comment, we revised our disclosure accordingly in the Prospectus Summary on pages 2 to 4.

12. Please revise here to disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer your securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. In doing so, explain how you arrived at your conclusion and the basis for your conclusion. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: In response to the Staff’s comment, we revised our disclosure on pages 3 to 4

For any further comments, please reach out to our counsel at Hunter Taubman Fischer & Li LLC, Joan Wu, Esq. at jwu@htflawyers.com or 212-530-2208.

Very truly yours,

/s/ Ruilin Xu
Ruilin Xu Chief Executive Officer

cc: Hunter Taubman Fischer & Li LLC

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